SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 30, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Economic-Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Market and Investor Relations
Phone: (5511) 3388-8664 / Fax: (5511) 3388-8669
e-mail: maasampaio@sabesp.com.br

SABESP announces its fourth quarter
and fiscal year 2005 results

São Paulo, March 24, 2006 - SABESP – Cia. de Saneamento Básico do Estado de São Paulo – (NYSE: SBS; Bovespa: SBSP3), the largest water and sewage utility company in the Americas and the third largest in the world, according to its number of customers, announces today its results for the fourth quarter 2005 (4Q05) and for the fiscal year of 2005. The Company’s operating and financial information, except when indicated otherwise, is shown in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the year 2004 and fourth quarter of 2004.

Highlights

  EBITDA margin recovery
  Increase in net income
  Increase in billed water and sewage volume
  Gross operating revenue growth
SBSP3: R$ 172.00/thousand shares
SBS: US$ 19.90 (ADR=250 shares)
Total shares: 28,480 million
Market Values: R$ 4,898 million
Closing Price:03/24//2006

Fourth Quarter 2005 Results
March 24, 2006

Main Financial Highlights

R$ million

1. EBITDA margin recovery

						(R$ million)

	4Q04	4Q05	Chg.	%	2004	2005	Chg.	%

(+) Gross Operating Revenue	1,276.7	1,451.1	174.4	13.7	4,642.5	5,356.4	713.9	15.4
(-) COFINS and PASEP	92.8	110.3	17.5	18.9	245.4	403.0	157.6	64.2
(+) Net Operating Revenue	1,183.9	1,340.8	156.9	13.3	4,397.1	4,953.4	556.3	12.7
(-) Costs and expenses	881.1	876.3	(4.8)	(0.5)	3,069.5	3,263.8	194.3	6.3
(=) Earnings before financial expenses (EBIT*)	302.8	464.5	161.7	53.4	1,327.6	1,689.6	362.0	27.3
(+) Depreciation and amortization	153.9	153.7	(0.2)	(0.1)	598.9	596.0	(2.9)	(0.5)
(=) EBITDA**	456.7	618.2	161.5	35.4	1,926.5	2,285.6	359.1	18.6
(%) EBITDA margin	38.6	46.1			43.8	46.1

Earnings per 1,000 shares (R$)	8.26	6.58			18.01	30.40
ROE (%)	3.0	2.2			6.5	10.2
ROA (%)	1.8	2.7			7.9	9.7

(*)	Earnings before interest and taxes
(**)	Earnings before interest, taxes, depreciation and amortization

EBITDA in 2005 totaled R$ 2,285.6 million, R$ 359.1 million more than in 2004, thanks to expressive growth in revenues versus costs.

Despite the substantial increase (64.2%) in COFINS/PASEP expenses, due to changes in the duty’s rate and calculation basis as of September 2004, annual net income jumped by 68.7% from R$ 513.0 million, in 2004, to R$ 865.6 million. Part of this increase was due to the 11.8% appreciation of the Real in 2005, versus 8.1% the year before, but the hefty 66.2% rise in net income from operating results greatly contributed to this outcome.

ROE (return on equity) increased from 6.5% to 10.2%, while ROA (return on assets) climbed from 7.9% to 9.7% . 4Q05 EBITDA stood at R$ 618.2 million, 35.4% up year-on-year, while the corresponding EBITDA margin increased from 38.6% to 46.1% .

Fourth Quarter 2005 Results
March 24, 2006

2. Gross operating revenue growth

Gross operating revenue moved up R$ 713.9 million, or 15.4%, from R$ 4,642.5 million, in 2004, to R$ 5,356.4 million, as a result of the following factors:

  The recovery in retail and wholesale consumption. Leading to a 4.4% increase in billed volumes, due to the conclusion of the 2004 bonus campaign to reduce water consumption in the São Paulo Metropolitan Region;
  The migration of customers to a higher tariff bracket, representing an impact of 1.1% in the period;
  Full tariff readjustment of 6.78% in 2004 and a proportional rise of 2.38% in 2005, totaling a 9.32% increase in 2005.

In 4Q05 gross operating revenue totaled R$ 1,451.1 million, 13.7% up year-on-year.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in 4Q04 and 4Q05, as well as in 2004 and 2005.

VOLUME OF WATER AND SEWAGE BILLED**PER CUSTOMER CATEGORY – million m3

QUARTER

	Water		%	Sewage		%	Water + Sewage		%
	4Q04	4Q05	Chg.	4Q04	4Q05	Chg.	4Q04	4Q05	Chg.

Residential	312.6	326.7	4.5	244.0	256.1	5.0	556.6	582.8	4.7
Commercial	36.1	36.9	2.2	32.6	33.6	3.1	68.7	70.5	2.6
Industrial	8.4	8.9	6.0	8.0	8.4	5.0	16.4	17.3	5.5
Public	11.3	11.5	1.8	8.8	9.2	4.5	20.1	20.7	3.0

Total Retail	368.4	384.0	4.2	293.4	307.3	4.7	661.8	691.3	4.5

Wholesale	63.5	65.6	3.3	-	-	-	63.5	65.6	3.3

Total	431.9	449.6	4.1	293.4	307.3	4.7	725.3	756.9	4.4

YEAR

	2004	2005	%Chg.	2004	2005	% Chg.	2004	2005	% Chg.

Residential	1,222.1	1,275.8	4.4	947.6	997.9	5.3	2,169.7	2,273.7	4.8
Commercial	142.4	145.3	2.0	127.4	131.9	3.5	269.8	277.2	2.7
Industrial	31.8	33.4	5.0	31.1	32.0	2.9	62.9	65.4	4.0
Public	44.7	45.7	2.2	35.3	36.4	3.1	80.0	82.1	2.6

Total Retail	1,441.0	1,500.2	4.1	1,141.4	1,198.2	5.0	2,582.4	2,698.4	4.5

Wholesale	251.4	258.7	2.9	-	-	-	251.4	258.7	2.9

Total	1,692.4	1,758.9	3.9	1,141.4	1,198.2	5.0	2,833.8	2,957.1	4.4

Fourth Quarter 2005 Results
March 24, 2006

VOLUME OF WATER AND SEWAGE BILLED**PER REGION – million m3

QUARTER

	Water			Sewage			Water + Sewage
	4Q04	4Q05	% Chg.	4Q04	4Q05	% Chg.	4Q04	4Q05	% Chg.

Metropolitan	244.6	257.1	5.1	198.6	209.0	5.2	443.2	466.1	5.2
Regional Systems*	123.8	126.9	2.5	94.8	98.3	3.7	218.6	225.2	3.0

Total Retail	368.4	384.0	4.2	293.4	307.3	4.7	661.8	691.3	4.5

Wholesale	63.5	65.6	3.3	-	-	-	63.5	65.6	3.3

Total	431.9	449.6	4.1	293.4	307.3	4.7	725.3	756.9	4.4

YEAR

	2004	2005	% Chg.	2004	2005	% Chg	2004	2005	% Chg.

Metropolitan	954.5	997.8	4.5	770.7	811.7	5.3	1,725.2	1,809.5	4.9
Regional Systems*	486.5	502.4	3.3	370.7	386.5	4.3	857.2	888.9	3.7

Total Retail	1,441.0	1,500.2	4.1	1,141.4	1,198.2	5.0	2,582.4	2,698.4	4.5

Wholesale	251.4	258.7	2.9	-	-	-	251.4	258.7	2.9

Total	1,692.4	1,758.9	3.9	1,141.4	1,198.2	5.0	2,833.8	2,957.1	4.4

*	Non-metropolitan and coastal regions.
**	Figures not reviewed by the independent auditors.

4. Costs and administrative and selling expenses

In 2005, product and service costs, plus administrative and selling expenses, increased by R$ 194.3 million or 6.3% over the year before. This increase is very close to the average annual variation of the country’s main inflation indicators.

The 4Q05 figure dipped 0.5% year-on-year, a reduction of R$ 4.8 million.

							(R$ million)

	QUARTER				YEAR

	4Q04	4Q05	Chg.	% Chg.	2005	2005	Chg.	% Chg.

Salaries and payroll	265.9	291.3	25.4	9.6	1,054.9	1,110.3	55.4	5.3
General supplies	30.5	33.8	3.3	10.8	94.0	115.9	21.9	23.3
Treatment supplies	21.8	20.3	(1.5)	(6.9)	91.5	98.8	7.3	8.0
Third-party services	131.9	143.5	11.6	8.8	422.2	474.0	51.8	12.3
Electric power	117.1	107.9	(9.2)	(7.9)	398.7	423.5	24.8	6.2
General expenses	63.4	34.3	(29.1)	(45.9)	142.0	160.7	18.7	13.2
Depreciation and amortization	153.9	153.7	(0.2)	(0.1)	598.9	596.0	(2.9)	(0.5)
Credit write-offs	89.0	84.5	(4.5)	(5.1)	241.6	255.3	13.7	5.7
Tax expenses	7.6	7.0	(0.6)	(7.9)	25.7	29.3	3.6	14.0

Costs plus administrative and
selling expenses	881.1	876.3	(4.8)	(0.5)	3,069.5	3,263.8	194.3	6.3

4.1. Salaries and payroll

The Company expanded its services throughout the year and annual productivity rose from 626 connections per employee, in 2004, to 651 in 2005.

Annual salary and payroll expenses moved up by R$ 55.4 million, or 5.3%, due to the following factors:

  A 7.9% wage increase (IPC-FIPE) as of May/05 and a 2% rise in the Performance Evaluation as of June/05;
  A 1.6% head count reduction from 17,735 to 17,448 employees.

The 4Q05 figure increased by R$ 25.4 million, or 9.6% year-on-year.

Fourth Quarter 2005 Results
March 24, 2006

4.2. General supplies

In 2005, the figure moved up 23.3% or R$ 21.9 million, primarily due to the following increases:

  R$ 13.0 million with production system maintenance and materials applied in residential water and sewage connections maintenances;
  R$ 3.0 million with vehicle fuel and lubricants, mainly due to the 7.2% average price hike in 2005.

In 4Q05, the total increase was R$ 3.3 million, or 10.8% year-on-year, due to the same factors above.

4.3. Treatment supplies

In annual terms, the cost of these materials rose by 8%, or R$ 7.3 million, caused by the increase in the volume of water treated as consumption climbed back to normal levels following the conclusion of the bonus campaign to reduce water consumption in the São Paulo Metropolitan Region.

Considering the average price increase for treatment material of 11.6% in 2005, the 8% increase in costs was possible due to operating actions geared towards a more rational and efficient application of these materials, leading to overall lower costs.

In the 4Q05, costs dropped 6.9% year-on-year, or R$ 1.5 million, chiefly due to reduced consumption of activated carbon, in turn caused by a decline in taste- and odor-producing algae in the São Paulo Metropolitan Region’s water sources.

4.4. Third-party services

Annual service expenses climbed by 12.3%, from R$ 422.2 million, in 2004, to R$ 474.0 million. Most of the R$ 51.8 million difference can be put down to the following:

  R$ 21.7 million with maintenance services for water distribution and sewage collection systems in the São Paulo Metropolitan Region (Global Sourcing Program) that includes domicile network and connection maintenance;
  R$ 4.6 million from tariff study consulting services;
  R$ 4.1 million from maintenance and rental of equipment for the expansion of the computer network;
  R$ 4.9 million from structuring costs of debt refinancing operations on the capital markets, including the 7th and 8th debenture issuances;
  R$ 5.9 million from handset meter-reading and invoicing;
  R$ 3.1 million from the plan for final sludge disposal in the Tietê river clean-up program.

The 4Q05 figure climbed 8.8% year-on-year to R$ 11.6 million, mostly pushed by expenses from environmental preservation and network and residential connection maintenance.

4.5. Electric power

Power costs moved up R$ 24.8 million, or 6.2%, in 2005, from R$ 398.7 million to R$ 423.5 million, primarily due to the 2.1% increase in consumption, in turn caused by higher water production and an weighted average 14.1% increase in captive-market tariffs;

It is worth mentioning that the upturn would have been even bigger but for a series of cost-trimming measures, such as the migration of 43% of the Company’s consumption to the free market, generating savings of R$ 25.6 million; and the implementation of electrical efficiency programs and contractual improvements, generating savings of R$ 5.0 million; and a reduction in the ECE (Emergency Capacity Charge), saving a further R$ 7.2 million.

On a quarter to quarter basis this cost dropped from R$ 117.1 million in 4Q04 to R$ 107.9 million in 4Q05, a slide of R$ 9.2 million or 7.9%, despite the 14.1% period tariff hike authorized by ANEEL (Brazil’s Electricity Regulatory Agency).

Fourth Quarter 2005 Results
March 24, 2006

4.6. General expenses

In 2005, general expenses increased by R$ 18.7 million, or 13.2%, from R$ 142.0 million to R$ 160.7 million, chiefly due to provisions for legal contingencies from new lawsuits, which climbed from R$ 32.1 million, in 2004, to R$ 44.1 million, a difference of R$ 12.0 million. On the other hand, bank charges fell by 1.1%, thanks to agreements with the main collecting banks, which reduced these charges from R$ 56.1 million to R$ 55.5 million, equivalent to a real reduction of 5.7% (IPC-FIPE, the index used for contract updates until 2004). In 4Q05 dropped R$ 29.1 million, from R$ 63.4 million to R$ 34.3 million or 45.9% year-on-year, mainly due to a reduction in provisions for legal contingencies, losses and judicial labor deposits and the above mentioned drop in bank charges.

4.7. Credit write-offs

In 2005 credit write-offs increased by R$13.7 million, or 5.7%, from R$ 241.6 million to R$ 255.3 million. This variation consisted of a R$ 79.8 million increase in write-offs, offset by R$ 66.1 million with recovered credits.

In 4Q05, this line recorded a R$ 4.5 million or 5.1% decrease, from R$ 89.0 million to R$ 84.5 million in comparison to the same period of the previous year.

4.8. Tax expenses

Tax expenses moved up by 14.0% in 2005, from R$ 25.7 million to R$ 29.3 million, mainly due to CPMF (Provisional Financial Transaction Tax) charges with debt payments that occurred though out 2005 specially the Eurobonds settlement in the amount of US$ 275 million in July.

In the fourth quarter, there was a R$ 0.6 million or 7.9% drop year-on-year from R$ 7.6 million to R$ 7.0 million.

5. Financial expenses and passive monetary variations

5.1. Financial expenses

Annual financial expenses climbed R$ 67.8 million, or 9.4%, from R$ 724.0 million to R$ 791.8 million, thanks to:

  Interest on domestic loans and financing, which increased by R$ 77.6 million, mainly due to interest on the 6th , 7th and 8th debenture issues, offset by interest on external loans and financing, which dropped R$ 77.1 thanks to the depreciation of the dollar and payment of US$ 275 million in Eurobonds in July/05 and US$10 million to Deutsche Bank Luxembourg in October/05;
  A R$ 33.2 million increase in the payment of withholding tax on foreign remittances in 2004, which did not occur in 2005;
  A R$ 38.0 million upturn in financial contingencies as of December/05, regarding interest on and updates of new and existing lawsuit estimates.

In 4Q05 financial expenses posted a variation of R$ 61.9 million, or 49.1%, moving up from R$ 126.0 million to R$ 187.9 million, due to the same factors mentioned above.

5.2. Passive monetary variation

In 2005, passive monetary variation amounted to a monetary gain of R$ 147.7 million, from R$ 82.4 million to R$ 230.1 million, due to the 8.1% appreciation of the Real against the US dollar in 2004, versus the 11.8% appreciation in 2005.

In 4Q05 due to the Real depreciation versus the US dollar, passive monetary variation represented a monetary loss of R$ 194.5 million, from a R$ 110.4 million revenue in 4Q04 to a R$ 84.1 million expense in 4Q05.

Fourth Quarter 2005 Results
March 24, 2006

6. Active monetary variations

In 2005, active monetary variations fell by R$ 26.3 million, or 43.6%, over 2004, from R$ 60.3 million to R$ 34.0 million. The decline was mainly due to: i) the adjustment, in 2004, of the methodology for calculating the updates of the special judicial orders from the Municipality of São Paulo, with the booking of R$12.2 million as the full amount due; ii) the reduction in the GESP agreement balance due to payments during 2005, which resulted in a R$ 3.4 million decrease in terms of monetary restatement; and iii) the reduction in the monetary restatement indexes used to update debts at R$ 7.8 million.

In 4Q05 the active monetary variation dropped by R$ 9.5 million, or 44.6%, from R$ 21.3 million to R$ 11.8 million as a result of the updates of amounts related to the GESP agreement, whose baseline amount for updating purpose was reduced by payments occurred during 2005.

7. Operational indicators

The table below shows the continued improvement in the Company’s services.

Operational indicators	2004	2005	% Chg.

Water connections (1)	6,358	6,489	2.1
Sewage connections (1)	4,747	4,878	2.8
Population directly served - water (2)	22.3	22.6	1.3
Population directly served – sewage collection (2)	18.0	18.3	1.7
Number of employees	17,735	17,448	(1.6)
Operational productivity (3)	626	651	4.0

Notes:
(1) In 1,000 units at the end of the period
(2) Million inhabitants at the end of the period (does not include wholesale services). Due to new projections by Fundação SEADE, the population with direct sewage collection in 4Q04 was adjusted from 18.2 to 18.0 million.
(3) Number of water and sewage connections per employee

8. Loans and financing

Sabesp reduced its foreign-currency debt exposure from 38% at the end of 2004 to 24% at the close of 2005, chiefly due to July’s US$ 275 million Eurobond settlement, funded by the 8th debenture issuance. Today 65% of Sabesp’s foreign-currency debt is held by international development banks, such as the IDB..

The net debt/EBITDA ratio recorded an improvement from 3.6 in 2004 to 2.8 in 2005.

R$ million

Fourth Quarter 2005 Results
March 24, 2006

(R$ million)

DEBT PROFILE

INSTITUTION	2006	2007	2008	2009	2010	2011	2012 and onwards	TOTAL

DOMESTIC
Banco do Brasil	194	211	230	250	273	297	768	2,223
Caixa Econômica Federal	43	47	51	54	58	63	187	503
Debentures	249	381	-	746	287	346	-	2,009
BNDES	29	31	31	31	31	31	27	211
Others	3	5	5	5	5	4	-	27
Interest and charges	115	-	-	-	-	-	-	115

Domestic Total	633	675	317	1,086	654	741	982	5,088

INTERNATIONAL
World Bank	10	5	-	-	-	-	-	15
Société Génerale	3	-	-	-	-	-	-	3
IDB	101	101	70	71	71	71	534	1,019
Eurobonds	-	-	527	-	-	-	-	527
Interest and charges	12	-	-	-	-	-	-	12

International Total	126	106	597	71	71	71	534	1,576

Total	759	781	914	1,157	725	812	1,516	6,664

9. Subsequent Events

A Credit Rights Investment Fund – SABESP I was established with the objective of acquiring Sabesp’s credit rights.

Fund duration will be 60 months, starting from quota issuance date of March 23, 2006.

Proceeds obtained by Sabesp from the fund in the amount of R$ 250 million, will be used by the Company to settle debt maturing during 2006.

Fourth Quarter 2005 Results
March 24, 2006

10. Conference call and webcast details

English:	April 5, 2006
11:00 a.m. – US EST
Phone: (+1 973) 935-8599
Conference code: 7161144 or SABESP

Portuguese:	April 5, 2006
9:00 a.m. – US EST
Phone: (5511) 2101-1490
Conference code: SABESP

For additional information please contact the Investor Relations Department: Mario Sampaio ((5511) 3388-8664 / maasampaio@sabesp.com.br) or Angela Beatriz Airoldi ((5511) 3388-8793 / abairoldi@sabesp.com.br)

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fourth Quarter 2005 Results
March 24, 2006

Income Statement

Brazilian Corporate Law					R$ thousand

	4Q04	4Q05%		2004	2005	%

Sales/Services Gross Revenues	1,276,679	1,451,066	13.7	4,642,491	5,356,326	15.4
Water Supply - Retail	675,966	766,768	13.4	2,457,097	2,828,667	15.1
Water Supply - Wholesale	57,087	64,610	13.2	217,378	241,209	11.0
Sewage Collection and Treatment	543,626	619,688	14.0	1,968,016	2,286,450	16.2
Other Services	-	-	-	-	-	-

Gross Revenue Deductions (Cofins/Pasep)	(92,768)	(110,303)	18.9	(245,419)	(402,963)	64.2

Net Sales	1,183,911	1,340,763	13.2	4,397,072	4,953,363	12.7

Cost of Goods and/or Services Sold	(616,185)	(637,389)	3.4	(2,253,380)	(2,390,421)	6.1

Gross Profit	567,726	703,374	23.9	2,143,692	2,562,942	19.6

Selling Expenses	(159,973)	(156,417)	(2.2)	(502,520)	(537,864)	7.0
General & Administrative Expenses	(104,979)	(82,483)	(21.4)	(313,557)	(335,505)	7.0
Net Interest Income (Expense)	42,334	(227,533)	-	(503,706)	(447,004)	-

Operating Result	345,108	236,941	(31.3)	823,909	1,242,569	50.8

Non Operating Expenses (Income)	(22,955)	(15,586)	(32.1)	(33,922)	(25,421)	(25.1)

Income Before Taxes	322,153	221,355	(31.3)	789,987	1,217,148	54.1

Provivision for Income Tax/Social Contribution	(79,746)	(33,569)	(57.9)	(250,609)	(343,426)	37.0
Provivision for Deferred Income Tax/Social Contribution	1,715	8,381	388.7	8,772	27,047	208.3
Extraordinary Item Net of IT and SC	(8,780)	(8,780)	-	(35,122)	(35,122)	-

Net Income	235,342	187,387	(20.4)	513,028	865,647	68.7

Shares Outstanding (1000 shares)	28,479,577	28,479,577	-	28,479,577	28,479,577	-
EPS (R$/1000 shares)	8.26	6.58	(20.4)	18.01	30.40	68.7

Depreciation and Amortization	(153,899)	(153,692)	(0.1)	(598,911)	(595,981)	(0.5)
EBITDA	456,673	618,166	35.4	1,926,526	2,285,554	18.6
% of net sales	38.6%	46.1%	-	43.8%	46.1%	-

Fourth Quarter 2005 Results
March 24, 2006

Balance Sheet

Brazilian Corporate Law		R$ thousand

ASSETS	12/31/2004	12/31/2005

Cash and Cash Equivalents	105,557	280,173
Accounts Receivable, net	949,792	1,195,249
Accounts Receivable from Shareholders	81,334	166,356
Inventory	29,604	36,070
Taxes and contributions	30,215	23,515
Other Receivables	33,288	24,023

Total Current Assets	1,229,790	1,725,386

Accounts Receivable, net	278,060	263,356
Accounts Receivable from Shareholders	740,609	800,594
Indemnities Receivable	148,794	148,794
Judicial Deposits	16,189	27,926
Taxes and contributions	257,271	298,820
Other Receivables	27,976	32,920

Total Long-Term Assets	1,468,899	1,572,410

Investments	5,100	740
Permanent Assets	14,040,922	14,116,099
Deferred Assets	39,097	20,531

Total Permanent Assets	14,085,119	14,137,370

Total Assets	16,783,808	17,435,166

LIABILITIES	12/31/2004	12/31/2005

Suppliers and Constructors	51,578	77,781
Loans and Financing	1,496,810	759,013
Salaries and Payroll Charges	107,228	117,289
Provivion for Judicial Pendencies	30,373	31,557
Interest on Own Capital Payable	144,078	409,725
Taxes and contributions payable	115,119	106,131
Taxes and contributions	71,902	70,893
Other Payables	83,801	119,577

Total Current Liabilities	2,100,889	1,691,966

Loans and Financing	5,553,843	5,905,208
Taxes and contributions payable	272,338	256,114
Taxes and Contributions	130,055	133,443
Provision for Contingencies	460,231	580,840
Pension Fund Obligations	222,176	276,558
Other Payables	92,688	108,489

Total Long-Term Liabilities	6,731,331	7,260,652

Capital Stock	3,403,688	3,403,688
Capital Reserves	65,291	78,820
Revaluation Reserves	2,619,220	2,529,771
Profit Reserves	1,863,389	2,470,269
Retained Earnings	-	-

Shareholder's Equity	7,951,588	8,482,548

Total Liabilities and Shareholder's Equity	16,783,808	17,435,166

Fourth Quarter 2005 Results
March 24, 2006

Cash Flow

Brazilian Corporate Law		R$ thousand

Description	Jan-Dec/04	Jan-Dec/05

Cash flow from operating activities
Net income for the period	513,028	865,647
Adjustments for reconciliation of net income
Deferred income tax and social contribution	340	(32,470)
Impostos compensados	(43,096)	-
Provisions for contingencies	91,183	135,714
Liabilities related to pension plans	89,906	68,665
Loss in the wirte-off of property, plant and equipment	34,440	19,051
Write-off of deferred assets	-	6,700
Provision for investments	-	4,360
Depreciation and Amortization	598,911	595,981
Interest calculated on loans and financing payable	693,684	677,921
Foreign exchange loss on loans and financing	(103,640)	(230,797)
Monetary exchange loss on interest on own capital	9,794	715
Passive monetary exchange variation and interest	28,128	24,852
Active monetary exchange variation and interest	(36,000)	(21,343)
Provisions for bad debt	241,577	255,292

Adjusted net income	2,118,255	2,370,288

(Increase) decrease in assets
Accounts Receivable, net	(244,047)	(363,110)
Accounts receivable from shareholders	(166,627)	(27,991)
Inventories	(7,296)	(6,466)
Other accounts receivable	(20,273)	9,265
Accounts Receivable, net - long term	(169,839)	(122,935)
Accounts receivable from shareholders	(104,977)	(96,388)
Judicial deposits	1,387	(11,737)
Other long term receivables	(1,753)	(4,944)

	(713,425)	(624,306)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	(356)	26,203
Salaries and payroll charges	(28,066)	10,061
Interest on own capital payable	(1,865)	(727)
Taxes and contributions	49,735	(50,064)
Other accounts payable	25,811	35,776
Pension plan	(13,270)	(14,283)
Provision for contingencies	(4,416)	(13,921)
Other accounts payable - long term	3,723	15,801

	31,296	8,846

Net cash from operating activities	1,436,126	1,754,828

Cash flow from investing activities

Acquisition of property, plant and equipment	(670,257)	(660,373)
Sale of property, plant and equipment	176	-
Increase in Deferred Assets	(444)	(106)

Net cash used in investing activities	(670,525)	(660,479)

Cash flow from financing activities

Loans and Financing -
Funding	130,000	-
Payments	(133,787)	-

Loans and Financing - long term
Funding	780,722	1,153,479
Payments	(1,585,496)	(1,991,370)

Interest on own capital payment	(132,496)	(81,842)

Net cash used in financing activities	(941,057)	(919,733)

Net increase (decrease) in cash equivalents	(175,456)	174,616

Cash and cash equivalents at the beginning of the period	281,013	105,557
Cash and cash equivalents at the end of the period	105,557	280,173

Change in Cash	(175,456)	174,616

Additional information on cash flow:
Interest and charges paid to loans and financing	701,261	701,641
Capitalization of interest and financial charges	4,907	4,335
Payable income tax and social contribution	129,973	359,826
Property, plant and equip. received as donations and/or paid in	14,552	13,529
COFINS and PASEP taxes payable	216,699	378,932
Balancing accounts	(126,814)	(715)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 30, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.